

OFFERING MEMORANDUM

facilitated by



Baby Duck LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Baby Duck LLC
State of Organization	CA
Date of Formation	11/04/2020
Entity Type	Limited Liability Company
Street Address	23225 Montura Dr, Diamond Bar CA, 91765
Website Address	babyduckconsulting.com

(B) Directors and Officers of the Company

Key Person		Nicholas Croson
Position with the Company		
	Title	CEO
	First Year	2020
Other business experience (last three years)		Cannabis consultant - 2016-current. Consults with farms on growing techniques, operating procedures and growing efficiency. Consults on cannabis start-up projects such as extraction labs, delivery services, distribution, cultivation and processing facilities.

Key Person	Anthony Croson
Position with the Company Title First Year	 COO 2020
Other business experience (last three years)	Cannabis consultant/extraction lab manager - 2016-Current. Consults with farms and extraction labs on operating procedures and streamlining work efficiency. Over sees the daily operations of a botanical extraction lab in Los Angeles.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Nicholas Croson	50%
Anthony Croson	50%

(D) The Company's Business and Business Plan

Our Story

We got in to cannabis in 2002 after Tony's wife was diagnosed with Multiple Sclerosis . We quickly discovered that we had a knack for, and enjoyed, growing cannabis and making solventless concentrates. Over the years we started to get a little bigger, in 2009 we started Sticky Icky's Inc. and started providing high quality clones to dispensaries around Southern California, as well as learn all we could about solvent based concentrates. In 2016 we again expanded concentrate manufacturing, building a lab in LA and providing high quality extracts across California. Once it became legal for recreational use we were excited to bring our knowledge to the retail market, but quickly found out how difficult it was to just to get a foot in the door of licensed stores while trying to compete with big money that had flooded into the market. So in 2020 we started Baby Duck LLC with one goal: To help out the smaller family owned farms by providing a reasonably priced place to grow and cultivate their products, along with collaborating and pooling resources with other tenants, allowing them to better compete with the big name, multi-million dollar companies that have taken over.

8300 Cat Canyon Rd, Los Alamos, California 93440 is located in temperate Santa Barbara County, just a short drive from Los Angeles and San Fransisco.

- Centrally located between LA and San Fransisco
- Direct access to US route highway 101
- Ideal climate for year round growing and cultivation

- Several harvests per year with light deprivation greenhouses and hoophouses

Craft Farm Branding

We can help the individual farm with their branding, marketing, packaging and retail sales through our distribution network.

- Retail stores in Los Angeles, San Diego and Santa Barbara Counties
- Our team has a marketing and brand specialist on staff
- We will be expanding across the state to every county

The Pitch

Baby Duck is seeking investment to finalize the licensing process for a cannabis farm in Santa Barbara County, California that will be leasing plots to small family owned farms.

- Geared towards the smaller family owned craft farms
- Exclusive rights to the property for 20 years
- Greenhouse and hoophouse plots starting at half-an-acre

Sitting on 480+ acres in beautiful Santa Barbara County with 32.61 acres for cannabis use.

- 18.43 acres of light deprivation greenhouse footprint - 802,810 sq. ft.
- 6.8 acres of a nursery in light-deprivation greenhouses as well as 4000 sq. ft. indoor
- 7.19 acres of light deprivation hoophouses
- .19 acres for processing
- Several deep fresh water wells
- PG&E power

Intended Use of Funds

We are seeking $230,000 to finish the licensing process. We have spent more than $350,000 of our own money over the last couple years on Cat Canyon and we are nearly there. Most of the hard work that takes months to complete is already done. We estimate between 4-6 more months of work after funding is completed. Any additional capital raised will be used to expedite the permitting process or used for working capital to fund the leasing campaign.

- Address incomplete items (civil engineer, odor plan, building elevations, percolation test for septic location, some other minor things)
- Attorney and land planner fees
- County of Santa Barbara fees
- Leasing to begin early 2023
- Tenants can be harvesting their first crop in 2023

Our Mission

Our goal is to provide licensed cultivation space to smaller craft farms that otherwise would not be able to afford to purchase farmland of their own.

- Vegetative growth space to maxiumize production
- Access to future onsite processing, drying, curing, and trimming facilities
- Extensive distribution network for getting products into retail outlets
- Access to several state of the art manufacturing labs
- Low cost leasing with security and common-area maintanance included

- Free consulting for tenants to help maximize and streamline their process

The Baby Duck Family

Tony and Nick founded Baby Duck with the goal of helping small family businesses succeed in the cannabis industry. They know the hardships of competing against big money to get projects completed and strive to help others to overcome this problem that has taken over the industry. Its now a multi-generational business with Tony's daughter looking to take over operation in the next few years. Their partners in the Baby Duck family: The brothers met Chris in 2018 and have worked together closely on several projects. They met Jesse in 2016 while he was managing a 73 acre cannabis farm, they now know his entire family. Jose and his son Jose Jr have known the brothers for a few years, meeting by chance supplying their family owned delivery with low cost premium flower and extracts.

The Team

Nicholas Croson, Licensee & CEO

Nick has been involved in the cannabis industry for over 20 years. He routinely consults on projects all over California ranging from seed to sale. Together with his brother Tony, they took a property through the licensing process on a parcel in Santa Barbara County, getting it fully licensed before selling the business. Together they founded the Sticky Icky's brand in 2009. Nick's background consists of music and film production as well as computer manufacturing.

Tony Croson, COO & Project manager

Over 20 years of cannabis experience including; cultivation, nursery and clone operations and extraction design and management. Partnering with his brother Nick they succeeded in development and sale of fully licensed parcel in Santa Barbara County. Tony started in the cannabis industry in 2002 shortly after his wife was diagnosed with MS. Founder of Sticky Icky's brand of concentrates in 2009 with his brother Nick. Tony's background spans from automotive performance/restorations and film production, to construction management and engineering extraction systems.

Jesse Zaragoza, Farm & Distribution Manager

With over 15 years of experience in cannabis business development, Jesse Zaragoza is well known for his accomplished investor talents, shareholder skills and natural leadership abilities. He is highly sought after for his consultation skills and expertise in everything from seed to the sales shelf. In 2020 Jesse successfully orchestrated and executed the acquisition of one of the largest cannabis farms in Santa Barbara County. Jesse has developed an independent distribution network and a successful manufacturing lab, all tied to an independently owned chain of dispensaries in California and Washington State.

Jose Antonio Ruiz, New Business Development & Marketing

Working with his son, Jose operated a successful family owned dispensary specializing in medical delivery serving Santa Barbara County in 2014. Making a fast name for themselves, the pair quickly became the go-to guys for vertical integration consulting and wholesale supply of cannabis products in Southern California. Together they founded Rosa Verde Medicina Fina cannabis brand. Prior to cannabis, Jose worked at Sprixx Inc. as COO, Jose worked directly with the World Health Organization to rewrite the guidelines on point-of-care hygiene products to drastically reduce infection and mortality rates around the globe. He left Sprixx in 2014 to pursue a career in cannabis.

Darian Croson, CFO

Majoring in finance and business management, Darian has several years of experience of ranch and farm management. She has been involved with her father Tony in assisting with the operation of a cannabis extraction lab since 2019.

Chris Bowyer, Compliance and security manager

With over seven years of experience providing security services to the regulated Cannabis industry in California, Colorado, and Washington, Chris believes in a comprehensive security posture that incorporates physical security, passive and active monitoring, cyber security, and developing relationships within the community at large and with law enforcement. He has worked all over California since the inception of recreational cannabis, and has been focused on Santa Barbara County in particular for the last five years. Chris is a combat veteran having served six years in the United States Marine Corps, as well as having seen combat as a special operations soldier within the Ukrainian Ministry of Defense during the ongoing Ukraine-Russia conflict.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$230,000
Offering Deadline	October 14, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Attorneys and consultants	$50,000	$54,348
Waste/odor management plans	$7,000	$7,609
Percolation test	$2,000	$2,174
Security plan update	$5,000	$5,435
Architectural plans and elevations	$14,000	$15,217
Updated property survey	$4,500	$4,891
Biology report updates	$2,500	$2,717
County fees and reports	$120,000	$130,435
Unexpected fees, reports or surveys	$11,200	$12,174
Mainvest Compensation	$13,800	$15,000
TOTAL	$230,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 3.3%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	3.0 x 2.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.96%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 3.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$230,000	3.0%
$235,000	3.1%
$240,000	3.1%
$245,000	3.2%
$250,000	3.3%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 3.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 2.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Nicholas Croson	50%
Anthony Croson	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Baby Duck LLC has been operating since November 2020 and has since achieved the following milestones:

- Opened location in Los Alamos Ca

- Raised over $350,000 so far to fund this project.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of July 2022, Baby Duck LLC has no debt outstanding and a cash balance of 0. Baby Duck LLC does hold an exclusive contract with the land owner to lease out space for cannabis cultivation, once approved. The Total Contract Value is approximately $5,000,000. In addition to the Baby Duck LLC's outstanding debt and the debt raised on Mainvest, Baby Duck LLC may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$4,832,000	$5,013,200	$5,194,400	$5,387,680	$5,582,378
Cost of Goods Sold					
Gross Profit	$4,832,000	$5,013,200	$5,194,400	$5,387,680	$5,582,378
EXPENSES					
Rent	$0	$0	$0	$0	$0
Utilities	$16,140	$20,400	$24,000	$27,900	$31,800
Salaries	$240,000	$270,000	$300,000	$330,000	$360,000
Insurance	$103,000	$147,375	$171,350	$195,125	$220,450
Equipment Lease	$272,000	$52,500	$58,000	$66,000	$74,000
Repairs & Maintenance	$105,000	$91,000	$107,000	$120,500	$134,000
Legal & Professional Fees	$132,500	$118,000	$128,500	$139,000	$144,500
Security	$180,000	$210,000	$240,000	$270,000	$300,000
Employee taxes	$62,400	$70,200	$78,000	$85,800	$93,600
Licensing	$1,500,000	$250,000	$250,000	$250,000	$250,000
Janitorial	$1,200	$1,500	$1,800	$2,100	$2,400
Investor repayment	$0	$400,000	$400,000	$400,000	$0
Operating Profit	$2,219,760	$3,382,225	$3,435,750	$3,501,255	$3,971,628

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V